EXHIBIT 99.2

SHARE REPURCHASE AGREEMENT

THIS SHARE REPURCHASE AGREEMENT (this “Agreement”) is made and entered into as of March 23, 2021 (the “Effective Date”) by and between:

(1)       21Vianet Group, Inc., a company organized under the laws of the Cayman Islands (the “Company”), and

(2)       Tuspark Innovation Venture Limited, a company organized under the laws of the British Virgin Islands (“Tuspark”).

WHEREAS, Tuspark is the record shareholder of 111,053,390 Class B ordinary shares, par value US$0.00001 each, of the Company (the “Tuspark Class B Ordinary Shares”).

WHEREAS, the Company and Tuspark are parties to that certain share subscription agreement, dated May 23, 2016 (the “Existing Agreement”).

WHEREAS, the Company desires to repurchase from Tuspark, and Tuspark desires to sell to the Company, certain number of Tuspark Class B Ordinary Shares on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual promises hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.	AGREEMENT TO REPURCHASE AND SELL ORDINARY SHARES.

Subject to the terms and conditions hereof, Tuspark hereby agrees to sell to the Company, and the Company hereby agrees to repurchase from Tuspark, 48,634,493 Tuspark Class B Ordinary Shares at a price of US$5.346 per share for an aggregate purchase price of US$259,999,999.58 (the “Repurchase Price”). The price of US$5.346 per ordinary share is calculated based on the price of US$32.076 per American depository share (“ADS”) of the Company, each representing six Class A ordinary shares of the Company, which is the product of (i) the 30-Day VWAP, multiplied by (ii) 88%. “30-Day VWAP” means the daily volume weighted average price of the ADSs for the consecutive thirty (30) trading days ended on March 22, 2021. The Tuspark Class B Ordinary Shares to be repurchased and sold pursuant to this Section 1 are collectively referred to as the “Repurchase Shares.”

2.	CLOSINGS; DELIVERIES.

2.1              Closing. The closing of the repurchase and sale of the Repurchase Shares hereunder shall take place remotely via the electronic exchange of closing documents and signatures on the seventh (7th) business day after the Effective Date, or at such other time and place as may be mutually agreed upon by the Company and Tuspark (the “Closing”). The date and time of the Closing are referred to herein as the “Closing Date.”

2.2              Deliveries by Tuspark. At the Closing, Tuspark shall deliver to the Company the following:

(a)               an instrument of transfer in respect of the Repurchase Shares, in the form as attached hereto as Exhibit A, duly signed by an authorized signatory of Tuspark;

(b)               the original share certificate(s) representing all Tuspark Class B Ordinary Shares (including the Repurchase Shares);

(c)               a director resignation letter, in the form as attached hereto as Exhibit B, duly signed by Mr. Wenbin Chen; and

(d)              any other document requested by the Company that it deems reasonably necessary for the consummation of the transactions contemplated hereby (including without limitation the Ordinary Share Conversion (as defined below)), and, if applicable, duly signed by an authorized signatory of Tuspark.

2.3              Delivery by the Company. At the Closing, subject to the delivery of all of the documents in accordance with Section 2.2 hereof, the Company shall pay the Repurchase Price to Tuspark in U.S. dollars by wire transfer (evidenced by delivery to Tuspark of a copy of the irrevocable wiring instructions delivered by the Company to its bank (known as “MT-103” and containing SWIFT number of such remittance)), or by such other method mutually agreeable to the Company and Tuspark, of immediately available funds to such bank account(s) designated in writing by Tuspark.

3.                  CLOSING CONDITIONS

3.1             Conditions to Company’s Obligations to Effect its Closing. The obligation of the Company to purchase the Repurchase Shares from Tuspark as contemplated by this Agreement is subject to the satisfaction, on or before the Closing Date, of each of the following conditions, any of which may only be waived in writing by the Company in its sole discretion:

(a)               Tuspark shall have delivered to the Company each of the documents in accordance with Section 2.2 hereof.

(b)               The representations and warranties set forth in Section 4 hereof shall be true and correct as of the Effective Date and the Closing Date.

(c)               Tuspark shall have performed and complied with all agreements required by this Agreement to be performed or complied with by Tuspark.

(d)               All consents, authorizations, orders and approvals of, filings or registrations with and the expiration of all waiting periods imposed by, any third person, including any governmental authority, which are required for or in connection with the execution and delivery by Tuspark of this Agreement and the consummation by Tuspark of the transactions contemplated hereby shall have been obtained or made, in form and substance reasonably satisfactory to the Company, and shall be in full force and effect.

(e)               No action shall have been taken or threatened, and no law shall exist or have been enacted, promulgated or issued or deemed applicable to the transactions contemplated hereby by any governmental authority that would (i) make the consummation of any transactions contemplated hereby illegal or substantially delay the consummation of any material aspect of any transactions contemplated hereby, or (ii) render Tuspark unable to consummate any transactions contemplated hereby.

3.2              Conditions to Tuspark’s Obligations to Effect its Closing. The obligation of Tuspark to sell the Repurchase Shares as contemplated by this Agreement is subject to the satisfaction, on or before the Closing Date, of the following conditions, any of which may only be waived in writing by Tuspark in its sole discretion:

(a)               All corporate and other actions required to be taken by the Company in connection with the purchase and sale of the Repurchase Shares shall have been completed.

(b)              No governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins, prevents, prohibits or otherwise makes illegal the consummation of the transactions contemplated by this Agreement.

4.	REPRESENTATIONS, WARRANTIES AND ACKNOWLEDGEMENTS OF TUSPARK

Tuspark represents, warrants and acknowledges to the Company as of the Effective Date and the Closing Date, as follows:

4.1              Due Authorization. Tuspark is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and has all requisite power, authority and capacity, including authorization from its President’s Office Meeting (总裁办公会), to enter into this Agreement and to perform its obligations hereunder.

4.2             Title to Tuspark Class B Ordinary Shares. Tuspark is the sole record owner of the Tuspark Class B Ordinary Shares, free and clear of any mortgage, pledge, lien, encumbrance, security interest or charge of any kind, rights of first refusal, conditional sales or other title retention agreements, covenants, conditions or other similar restrictions or other encumbrances of any nature whatsoever.

4.3           Compliance with Other Instruments and Agreements. The execution, delivery and performance of and compliance with this Agreement and the consummation of the transactions contemplated hereby will not (i) result in any violation, breach or default, or be in conflict with or constitute, with or without the passage of time or the giving of notice or both, either a default under any contract to which Tuspark is a party or by which it may be bound, (ii) conflict with or result in a breach or violation in any material respect of any applicable laws or the constitutional documents of Tuspark, or (iii) require any prior consent or approval.

4.4           “Big Person” Representation. Tuspark acknowledges that the Company may possess material information not known to Tuspark as of the Effective Date and the Closing Date. Tuspark agrees that none of the Company, its officers, directors, shareholders (other than Tuspark), agents, employees or representatives shall have any liability to Tuspark with respect to the non-disclosure of any information in their possession relating either directly or indirectly to the Company’s financial condition, results of operations, businesses, properties, assets, liabilities, management, projections, appraisals, plans, prospects and other information relating to the Company or the value of the Tuspark Class B Ordinary Shares.

5.	COVENANTS, UNDERTAKINGS AND FURTHER ASSURANCES

5.1          Conversion into Class A Ordinary Shares. Tuspark hereby instructs the Company to, and the Company undertakes and agrees to, convert 62,418,897 Tuspark Class B Ordinary Shares into the equal number of Class A ordinary shares, par value US$0.00001 each, of the Company (the “Class A Ordinary Shares”) with immediate effect from the Closing Date (the “Ordinary Share Conversion”). Tuspark hereby irrevocably and unconditionally appoints the Company as its sole and exclusive true and lawful proxy and attorney-in-fact, with full power of substitution, to take any action that the Company deems reasonably necessary to effect the Ordinary Share Conversion, including without limitation the preparation, execution and delivery of any documents, and payment of any expenses and fees. The expenses and fees payable in connection with the Ordinary Share Conversion shall be borne by Tuspark. Upon completion of the Ordinary Share Conversion, Tuspark will hold an aggregate of 94,415,771 Class A Ordinary Shares, and the Company agrees to, as soon as practicable and in any event within ninety (90) days after the Effective Date, cooperate with Tuspark to register the Class A Ordinary Shares then held by it with the U.S. Securities and Exchange Commission for the purpose of making such shares eligible for resale on the open market in the form of ADSs.

5.2           Termination of Board Representation Rights. Tuspark’s right to appoint one director and nominate one independent director to the Company’s board of directors (the “Board”) pursuant to the Existing Agreement shall automatically and irrevocably terminate immediately upon the completion of the Closing. If any director(s) appointed by Tuspark pursuant to the Existing Agreement is sitting on the Board on or after the Closing Date, Tuspark shall immediately procure such director(s) to resign from the Board or otherwise remove such director(s) from the Board.

5.3            Further Assurances. Each party hereto shall take all actions necessary to perform its obligations and otherwise effect the provisions of this Agreement. No party shall take any actions that would be reasonably expected to interfere, compromise or otherwise delay the transactions contemplated hereby.

6.	MISCELLANEOUS

6.1            Governing Law; Arbitration. This Agreement shall be governed by and construed under the laws of Hong Kong, without regard to principles of conflicts of law thereunder. In the event the parties are unable to settle a dispute between them regarding this Agreement, such dispute shall be referred to and finally settled by arbitration in Hong Kong under the auspices of the Hong Kong International Arbitration Centre in accordance with the UNCITRAL Arbitration Rules (“UNCITRAL Rules”) then in effect, which rules are deemed to be incorporated by reference into this Section 6.1, subject to the following: (i) the arbitration tribunal shall consist of three (3) arbitrators to be appointed according to the UNCITRAL Rules, and (ii) the language of the arbitration shall be Chinese. The award of the arbitration tribunal shall be final and binding upon the disputing parties, and either party may apply to a court of competent jurisdiction for enforcement of such award. The prevailing party shall be entitled to reasonable attorney’s fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled. Notwithstanding the foregoing, the request by any party for specific performance or preliminary or permanent injunctive relief, whether prohibitive or mandatory, shall not be subject to arbitration and may be adjudicated in any court of competent jurisdiction, and nothing herein shall be construed to limit any party’s ability to seek and obtain such relief.in any suit, action or proceeding by delivery of a copy thereof in accordance with the provisions of Section 6.2.

6.2              Notices. All notices, requests and other communications to any party shall be in writing (including facsimile transmission and electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and shall be given, if to the Company, to:

21Vianet Group, Inc.

Guanjie Building, Southeast 1st Floor
10# Jiuxianqiao East Road
Chaoyang District, Beijing 100016
Attention: Sharon Liu, Chief Financial Officer
Email: liu.xiao@21vianet.com

With a copy (which shall not constitute notice) to:

Cooley LLP

c/o 3501, 35/F, Two Exchange Square

8 Connaught Place

Central, Hong Kong

Attn: Will H. Cai, Esq.

Email: wcai@cooley.com

if to Tuspark, to:

Tuspark Innovation Venture Limited

Address: F15 Tower A Innovation Plaza, Haidian District 100084 Beijing

Attention: Chuilan ZENG

E-mail: zengcl@tusholdings.com

6.3              Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto. This Agreement and the rights and obligations therein may not be assigned by any party thereto without the written consent of the other party.

6.4             Entire Agreement. This Agreement constitutes the entire understanding and agreement between the parties hereto with regard to the subjects hereof and thereof; provided, however, that nothing in this Agreement or related agreements shall be deemed to terminate or supersede the provisions of any confidentiality and non-disclosure agreements executed by the parties hereto prior to the date hereof, which agreements shall continue in full force and effect until terminated in accordance with their respective terms.

6.5              Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument. facsimile and e-mailed copies of signatures shall be deemed to be originals for purposes of the effectiveness of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused their respective duly authorized representatives to execute this Agreement as of the date and year first above written.

COMPANY:

21Vianet Group, Inc.

By:
Name:
Title:

IN WITNESS WHEREOF, the parties hereto have caused their respective duly authorized representatives to execute this Agreement as of the date and year first above written.

TUSPARK:

Tuspark Innovation Venture Limited

By:
Name:
Title: